

May 20, 2014

Via Fax
Benjamin S. Butcher
Chief Executive Officer
STAG Industrial, Inc.
One Federal Street, 23rd Floor
Boston, MA 02110

>   **Re: STAG Industrial, Inc.**
>   **Form 10-K for the year ended December 31, 2013**
>   **Filed February 26, 2014**
>   **File No. 001-34907**

Dear Mr. Butcher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

General

1.   Please provide us with the results of the significance tests for your 2013 acquisitions in accordance with Rule 3-14 of Regulation S-X. For each property acquisition where Rule 3-14 financial statements are required, please tell us where you have filed these financial statements.

Item 2. Properties, page 29

Lease Expirations, page 37

2.   We note your disclosure on page 37 that leases representing 8.3% of your total annualized rent will expire in 2014. In future Exchange Act periodic reports, please expand your disclosure in this section to discuss the relationship between market rents and expiring rents. Additionally, please include a comparison of new rents on second generation leases and renewed leases to prior rents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Scheduled Lease Expirations, page 44

3.   In future Exchange Act reports please provide more detailed disclosure regarding your leasing results for prior periods, such as the amount of leases that were new leases compared to renewal leases. Please also include balancing disclosure regarding tenant improvement costs and leasing commissions, on a per square foot basis.

Contractual Obligations, page 61

4.   Please confirm that you will disclose the amount of interest related to your variable rate debt in future filings. Please refer to footnote 46 in our Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Attorney Advisor, at 202-551-3466 or Tom Kluck, Legal Branch Chief, at 202-551-3233 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant